UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2019

Commission File Number 001-35463

Taro Pharmaceutical Industries Ltd.

(Translation of registrant’s name into English)

14 Hakitor Street, Haifa Bay 2624761, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes   ☐     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

Taro Pharmaceutical Industries Ltd. c/o Taro Pharmaceuticals U.S.A., Inc. Three Skyline Drive
Hawthorne, New York 10532 (NYSE: TARO)

FOR IMMEDIATE RELEASE

CONTACTS:
Mariano A. Balaguer VP, CFO (914) 345-9001 Mariano.Balaguer@taro.com	William J. Coote AVP, Business Finance, Treasurer and Investor Relations (914) 345-9001 William.Coote@taro.com

TARO PROVIDES RESULTS FOR QUARTER ENDED JUNE 30, 2019

Hawthorne, NY, August 8, 2019 - Taro Pharmaceutical Industries Ltd. (NYSE: TARO) (“Taro” or the “Company”) today provided unaudited financial results for the quarter ended June 30, 2019.

Quarter ended June 30, 2019 Highlights - compared to June 30, 2018
●	Net sales of $161.3 million, increased $6.7 million, or 4.3%, despite a single digit decrease in volumes primarily due to category mix.
●	Gross profit of $101.7 million increased $1.6 million, and as a percentage of net sales was 63.1% compared to 64.7%.
●	Research and development expenses of $13.4 million remained in line with prior year.
●	Selling, marketing, general and administrative expenses of $19.7 million decreased $3.9 million.
●	Operating income of $68.6 million increased $5.4 million and as a percentage of net sales was 42.5% as compared to 40.8%.
●	Interest and other financial income increased $1.8 million to $9.6 million.
●	Foreign Exchange (FX) income of $7.9 million decreased $2.1 million the result of the strengthening of the Canadian dollar vs. the U.S. dollar.
●	Tax expense of $20.4 million increased $6.3 million with the effective tax rate increasing to 23.6% from 17.3%.
●	Net income attributable to Taro was $66.2 million compared to $67.3 million, resulting in diluted earnings per share of $1.72 compared to $1.71.

Cash Flow and Balance Sheet Highlights
●	Cash flow provided by operations was $82.6 million compared to $82.4 million for the three months ended June 30, 2018.
●	As of June 30, 2019, cash, including short-term and long-term marketable securities and bank deposits, increased $77.6 million to $1.431 billion from March 31, 2019.

Mr. Uday Baldota, Taro’s CEO stated, “Operating results of this quarter reflect the impact of many underlying challenges of our industry.  Despite the headwinds, we remain steadfast in our commitment to customers and patients.  We are executing on our strategy and continue to add to our portfolio of high quality products across business and markets.”

- more -

Taro Pharmaceutical Industries Ltd.

FDA Approvals and Filings

The Company recently received two approvals from the U.S. Food and Drug Administration (“FDA”) for Abbreviated New Drug Applications (“ANDAs”); Dapsone Gel, 7.5% and Iloperidone Tablets, 1 mg, 2 mg, 4 mg, 6 mg, 8 mg, 10 mg, and 12 mg.  The Company currently has a total of twenty-six ANDAs awaiting FDA approval, including seven tentative approvals.

Form 20-F Filings with the SEC

On June 20, 2019, the Company filed its Annual Report on Form 20-F with the U.S. Securities and Exchange Commission (“SEC”) for the fiscal year ended March 31, 2019.

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The Company cautions that the foregoing financial information is presented on an unaudited basis and is subject to change.

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About Taro
Taro Pharmaceutical Industries Ltd. is a multinational, science-based pharmaceutical company, dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products.  For further information on Taro Pharmaceutical Industries Ltd., please visit the Company’s website at www.taro.com.

SAFE HARBOR STATEMENT
The unaudited consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments necessary to present fairly the financial condition and results of operations of the Company.  The unaudited consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements included in the Company’s Annual Report on Form 20-F, as filed with the SEC.

Certain statements in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements include, but are not limited to, statements that do not describe historical facts or that refer or relate to events or circumstances the Company “estimates,” “believes,” or “expects” to happen or similar language, and statements with respect to the Company’s financial performance, availability of financial information, and estimates of financial results and information for fiscal year 2020.  Although the Company believes the expectations reflected in such forward-looking statements to be based on reasonable assumptions, it can give no assurances that its expectations will be attained.  Factors that could cause actual results to differ include general domestic and international economic conditions, industry and market conditions, changes in the Company's financial position, litigation brought by any party in any court in Israel, the United States, or any country in which Taro operates, regulatory and legislative actions in the countries in which Taro operates, and other risks detailed from time to time in the Company’s SEC reports, including its Annual Reports on Form 20-F.  Forward-looking statements are applicable only as of the date on which they are made.  The Company undertakes no obligations to update, change or revise any forward-looking statement, whether as a result of new information, additional or subsequent developments or otherwise.

**Financial Tables Follow**

Taro Pharmaceutical Industries Ltd.

TARO PHARMACEUTICAL INDUSTRIES LTD.
SUMMARY CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
(U.S. dollars in thousands, except share data)

	Three Months Ended June 30,
	2019	2018
Sales, net	$161,296	$154,618
Cost of sales	59,572	54,536
Gross profit	101,724	100,082

Operating Expenses:
Research and development	13,443	13,345
Selling, marketing, general and administrative	19,718	23,582
Operating income	68,563	63,155

Financial income, net:
Interest and other financial income	(9,624)	(7,804)
Foreign exchange income	(7,905)	(9,962)
Other gain, net	594	603
Income before income taxes	86,686	81,524
Tax expense	20,445	14,096
Net income	66,241	67,428
Net income attributable to non-controlling interest	58	151
Net income attributable to Taro	$66,183	$67,277

Net income per ordinary share attributable to Taro:
Basic and Diluted	$1.72	$1.71

Weighted-average number of shares used to compute net income per share:
Basic and Diluted	38,539,056	39,260,218

May not foot due to rounding.

Taro Pharmaceutical Industries Ltd.

TARO PHARMACEUTICAL INDUSTRIES LTD.
 SUMMARY CONSOLIDATED BALANCE SHEETS
 (U.S. dollars in thousands)

	June 30,	March 31,
	2019	2019
ASSETS	(unaudited)	(audited)
CURRENT ASSETS:
Cash and cash equivalents	$632,986	$567,451
Marketable securities	506,751	481,883
Accounts receivable and other:
Trade, net	213,514	237,945
Corporate tax receivable	9,476	25,969
Other receivables and prepaid expenses	22,645	21,393
Inventories	148,283	148,079
TOTAL CURRENT ASSETS	1,533,655	1,482,720
Long-term deposits and marketable securities	291,544	304,322
Property, plant and equipment, net	205,654	206,242
Deferred income taxes	108,852	110,974
Other assets	32,495	31,068
TOTAL ASSETS	$2,172,200	$2,135,326

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$37,210	$35,060
Other current liabilities	152,023	181,761
TOTAL CURRENT LIABILITIES	189,233	216,821
Deferred taxes and other long-term liabilities	8,122	7,383
TOTAL LIABILITIES	197,355	224,204

Taro shareholders' equity	1,969,201	1,905,536
Non-controlling interest	5,644	5,586
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$2,172,200	$2,135,326

Taro Pharmaceutical Industries Ltd.

TARO PHARMACEUTICAL INDUSTRIES LTD.
SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(U.S. dollars in thousands)

	Three Months Ended June 30,
	2019	2018
Cash flows from operating activities:
Net income	$66,241	$67,428
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	5,071	4,299
Realized gain on sale of marketable securities	—	(7)
Change in derivative instruments, net	(2,421)	3,546
Effect of change in exchange rate on inter-company balances, marketable securities and bank deposits	(5,624)	(28,918)
Deferred income taxes, net	2,930	1,575
Decrease (increase) in trade receivables, net	24,431	(2,897)
(Increase) decrease in inventories, net	(205)	2,653
Decrease in other receivables, income tax receivable, prepaid expenses and other	15,671	52,479
Decrease in trade, income tax, accrued expenses, and other payables	(22,965)	(17,408)
Income from marketable securities, net	(525)	(310)
Net cash provided by operating activities	82,604	82,440

Cash flows from investing activities:
Purchase of plant, property & equipment, net	(7,969)	(6,078)
Investment in other intangible assets	(30)	(45)
Proceeds from short-term bank deposits, net	—	51,345
Proceeds from long-term deposits and other assets	—	70,685
Investment in marketable securities, net	(9,070)	(107,644)
Net cash (used in) provided by investing activities	(17,069)	8,263

Cash flows from financing activities:
Purchase of treasury stock	—	(24,655)
Net cash used in financing activities	—	(24,655)

Effect of exchange rate changes on cash and cash equivalents	—	(670)
Increase in cash and cash equivalents	65,535	65,378
Cash and cash equivalents at beginning of period	567,451	576,611
Cash and cash equivalents at end of period	$632,986	$641,989

Cash Paid during the year for:
Income taxes	$10,432	$36,830
Cash Received during the year for:
Income taxes	$7,128	$60,544
Non-cash investing transactions:
Purchase of property, plant and equipment included in accounts payable	$2,317	$1,823
Non-cash financing transactions:
Purchase of marketable securities	$2,436	$8,629

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  August 8, 2019

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:	/s/ Uday Baldota
Name: Uday Baldota
Title: Chief Executive Officer and Director